Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER INTERSECTS HIGH GRADE GOLD MINERALIZATION AT VETA MINITAS AT MONTERDE

September 2, 2008

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) today reported the result of drilling at Veta Minitas on its Monterde property in the prolific Sierra Madre gold-silver belt of Mexico.  Two holes intersected significant gold-silver mineralization at Veta Minitas, 250 metres west of the Carmen deposit (which hosts the largest resource at Monterde).

Highlights of recent results are tabulated below, while complete results are attached:

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/)t	(g/t)	(g/t)*

LMC-08-007	276.0	280.0	4.0	13.8	24.6	14.1
incl.	278.5	280.0	1.5	31.6	33.1	32.0
and	329.0	331.5	2.5	2.6	15.5	2.8
and	391.5	393.0	1.5	8.0	15.9	8.2
and	438.0	439.5	1.5	3.1	8.5	3.2
LMC-08-008	227.7	229.7	2.0	1.8	21.5	2.1
and	282.7	284.0	1.3	2.3	17.4	2.5
and	288.1	290.7	2.6	4.3	13.0	4.5

*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold. True widths are expected to range between 65 per cent and 85 per cent of the intervals reported on the table.

 “I am encouraged that we have found evidence of significant gold-silver mineralization at Veta Minitas, at considerably deeper levels than previously drilled,” said Gordon Cummings, President and CEO of Kimber Resources. “We intersected high grade gold-silver mineralization at Veta Minitas in 2006 and we are pleased to see indications that the mineralized zones appear to extend to some depth."

Veta Minitas is located approximately 250 metres west of the Kimber’s Carmen gold-silver deposit on the Monterde property. The Veta Minitas area is underlain by felsic volcanic tuffs, breccias and intrusive rocks with minor andesite flows; the same package of rocks hosting the Carmen deposit. The Veta Minitas mineralization occurs in shear zones within the felsic volcanic package and is characterized by strong oxidation and silicification.  The mineralization occurs in two zones, known as “Central” and “East”.

“The July 2008 drill holes at Veta Minitas were designed to drill test the Central mineralized zone at depth and then to continue down to the East zone, which has been tested in three previous holes,” said Marius Mare, Vice President Exploration. “The East zone is a gold-enriched system (relative to the Central zone) that does not extend to surface. The results of the 2008 drilling, on top of those from 2006, suggest good vertical continuity of the two systems, with increasing gold to silver ratios to depth. A follow-up drill program in late 2008 or early 2009 is being planned to test the lateral continuity of the two systems at Veta Minitas. “

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver deposits have already been identified. The most advanced of these, the Carmen deposit, has been extensively drilled and is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Petrus (Marius) Mare, Vice-President Exploration, managed this program of drilling on the Monterde project and is also the designated Qualified Person (Q.P.) for the project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack and standards inserted after sample preparation. Diamond drilling has been carried out. A one half split of sections of interest from 0.5 metres to 1.5 metres in length marked by the site geologist is cut by diamond saw. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control. Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S.Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Tabulation of significant drill results from recent Veta Minitas assays to accompany the news release dated September 2, 2008

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent)
	(m)	(m)	(m)	(g/)t	(g/t)	(g/t)*
LMC-08-007	276.0	280.0	4.0	13.8	24.6	14.1
incl.	278.5	280.0	1.5	31.6	33.1	32.0
and	282.3	283.7	1.4	1.7	4.1	1.7
and	329.0	331.5	2.5	2.6	15.5	2.8
and	378.0	379.5	1.5	1.8	13.0	2.0
and	391.5	393.0	1.5	8.0	15.9	8.2
and	438.0	439.5	1.5	3.1	8.5	3.2
LMC-08-008	222.5	223.5	1.0	1.2	6.4	1.3
and	227.7	229.7	2.0	1.8	21.5	2.1
and	256.6	258.0	1.4	1.4	3.3	1.4
and	282.7	284.0	1.3	2.3	17.4	2.5
and	288.1	290.7	2.6	4.3	13.0	4.5

*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold. True widths are expected to range between 65 per cent and 85 per cent of the intervals reported on the table.